Exhibit 1

VOTING AGREEMENT

VOTING AGREEMENT (this “Voting Agreement”), dated as of May 14, 2013, by and between Bellisio Foods, Inc., a Minnesota corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Overhill Farms, Inc., a Nevada corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company and Parent intend to enter into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Bellisio Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Parent, will be merged with and into the Company (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder owns beneficially or has the power to vote, or direct the vote of, the number and class or series of shares of Company Common Stock (as defined below) reflected in the Schedule 13D (as defined below);

WHEREAS, the Merger Agreement is required under the Nevada Revised Statutes (the “NRS”) to be approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote;

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and in order to induce Parent to enter into the Merger Agreement, the Stockholder has agreed to enter into this Voting Agreement; and

WHEREAS, simultaneous with the execution and delivery of this Voting Agreement by Parent and the Stockholder, the Company is entering into a letter agreement with the Stockholder pursuant to which the Company, among other things, agrees (i) that the certain letter agreement between the Company and Stockholder, dated on or around June 6, 2012, will terminate at the time of public announcement of the Merger and (ii) that from and after the time of public announcement of the Merger, the Company will not provide to the Stockholder any information with respect to the Company or the Merger that can be considered material nonpublic information within the meaning of the federal securities laws (“Company MNPI”).

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

(a) “Beneficially Own”, “Beneficial Ownership” or “beneficial owner” with respect to any Company Common Stock means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended

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(the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who are Affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The term Beneficially Owned shall exclude Shares over which the Stockholder does not hold the power to vote.

(b) “Company Common Stock” means the common stock of the Company, par value $0.01 per share.

(c) “Shares” means shares of Company Common Stock.

(d) “Stockholder’s Shares” means all Shares Beneficially Owned by the Stockholder, whether currently issued and outstanding or hereinafter acquired.

(e) Capitalized terms used but not defined in this Voting Agreement shall have the meanings ascribed to them in the Merger Agreement.

ARTICLE II

TRANSFER AND VOTING OF SHARES

2.1 No Transfer of Shares. The Stockholder shall not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Stockholder’s Shares or any interest in the Stockholder’s Shares, (b) deposit the Stockholder’s Shares or any interest in the Stockholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of his, her or its Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any contract, commitment, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Stockholder’s Shares (any such action in clause (a), (b) or (c) above, a “transfer”); provided, however, that the Stockholder shall be permitted to dispose of a portion of the Stockholder’s Shares, so long as such disposition would not result in the Stockholder Beneficially Owning less than 8% of the issued and outstanding Company Common Stock publicly reported by the Company, in its quarterly report on Form 10-Q, as outstanding as of February 13, 2013. Notwithstanding anything to the contrary in the foregoing sentence, this Section 2.1 shall not prohibit a transfer of the Stockholder’s Shares by the Stockholder (A) to the extent required to comply with investment management client instructions; (B) substantially pro rata in connection with withdrawals of investment management client assets under management; (C) pursuant to a stock loan made by or on behalf of the Stockholder’s investment management clients in the ordinary course of business; or (D) to one or more partners or members of the Stockholder or to an Affiliate under common control with the Stockholder, as applicable; provided, however, that in the case of a transfer pursuant to this clause (D) only if as a condition precedent to the effectiveness of such transfer, the transferee agrees in a writing to be bound by all of the terms of this Voting Agreement as though such transferee were the “Stockholder” hereunder.

2.2 Vote in Favor of the Merger and Related Matters. The Stockholder, solely in the Stockholder’s capacity as a stockholder of the Company (and not, if applicable, in the Stockholder’s capacity as an officer or director of the Company), irrevocably and unconditionally agrees that, from and after the date hereof until the Expiration Date (as defined below), at any meeting of the stockholders of the Company or any adjournment thereof, or in connection with any action by written consent of the stockholders of the Company, the Stockholder shall:

(a) appear at each such meeting or otherwise cause the Stockholder’s Shares Beneficially Owned by the Stockholder to be counted as present thereat for purposes of calculating a quorum;

(b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all of the Stockholder’s Shares: (i) in favor of, and will otherwise support, the adoption and approval of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, any stockholder vote required by the Second Amended and Restated Articles of Incorporation of the Company (the “Articles”) and/or Chapter 92A of the NRS, (ii) in favor of any other matter reasonably relating to the consummation or facilitation of, or otherwise in furtherance of, the transactions contemplated by the Merger Agreement and (iii) against, and not otherwise support, any Acquisition Proposal or any other action, agreement or transaction submitted for approval of the Company’s stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger, including, without limitation, any extraordinary transaction, merger, consolidation, sale of assets, recapitalization or other business combination involving the Company;

2.3 Merger Consideration. The Stockholder acknowledges that the only consideration that it is entitled to receive as a stockholder of the Company in connection with the Merger is the consideration to be paid pursuant to the Merger Agreement.

2.4 Termination. This Voting Agreement and the obligations of the Stockholder pursuant to this Voting Agreement shall terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, (b) such date and time as the Merger shall have become effective in accordance with the terms and provisions of the Merger Agreement, (c) such date and time as the board of directors of the Company shall change its recommendation to the Company’s stockholders with respect to the Merger, (d) November 14, 2013 and (e) such time as the Merger Agreement is amended to (i) change the form, or reduce the amount, of Merger Consideration to be paid pursuant thereto; (ii) add conditions, or materially amend or modify the existing conditions, in each case with respect to the obligations of Parent to consummate the Merger; or (iii) increase the Breakup Fee or the Expense Reimbursement Amount (such earliest date, the “Expiration Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent as follows:

3.1 Authorization; Binding Agreement. The Stockholder has all legal right, power, authority and capacity to execute and deliver this Voting Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Voting Agreement has been duly and validly executed and delivered by or on behalf of the Stockholder and, assuming the due authorization, execution and delivery of this Voting Agreement by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

3.2 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Voting Agreement to Parent by the Stockholder does not, and the performance of this Voting Agreement will not, (i) conflict with or violate any Law applicable to the Stockholder or by which the Stockholder is bound or affected, (ii) violate or conflict with the articles of incorporation or bylaws or other equivalent organizational documents of the Stockholder, or (iii) except where it would not interfere with the Stockholder’s ability to perform its obligations hereunder, result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance or restriction on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties or assets is bound or affected. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Voting Agreement or the consummation by the Stockholder of the transactions contemplated by this Voting Agreement.

(b) The execution and delivery of this Voting Agreement to Parent by the Stockholder does not, and the performance of this Voting Agreement by the Stockholder will not, require the Stockholder to make or obtain any consent, approval, authorization or permit of, or filing with or notification to, any third party or any governmental or regulatory authority, domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not interfere with the Stockholder’s ability to perform its obligations hereunder.

3.3 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Stockholder, threatened before any agency, administration, court or tribunal, foreign or domestic, against the Stockholder or any of the Stockholder’s Affiliates or any of their respective properties or assets or any of their respective officers, managers or members, that would interfere with the Stockholder’s ability to perform its obligations hereunder. There is no judgment, decree or order against the Stockholder or any of the Stockholder’s Affiliates, or, to the knowledge of the Stockholder, any of their respective directors or officers (in their capacities as such), in the case of a corporate entity, or any of their respective officers or partners (in the case of a partnership), or any of their respective officers, managers or members (in the case of a limited liability company), that would prevent, enjoin, alter or delay any of the transactions contemplated by this Voting Agreement, or that would otherwise interfere with the Stockholder’s ability to perform its obligations hereunder.

3.4 Title to Shares. The Stockholder is the beneficial owner of the Stockholder’s Shares and has good title to the Stockholder’s Shares free and clear of all liens, encumbrances, security interests, charges, claims, proxies or voting restrictions other than pursuant to this Voting Agreement, pursuant to agreements or arrangements with the Stockholder’s investment management clients and as described herein or reflected in the Schedule 13D filed by the Stockholder with respect to the Common Stock on May 3, 2013 (the “Schedule 13D”). The Schedule 13D correctly sets forth the number of the Stockholder’s Shares Beneficially Owned by the Stockholder as of the date thereof. Except as otherwise set forth in this Voting Agreement or the Schedule 13D, the Stockholder has sole power of disposition and sole power to vote as set forth in this Voting Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws, the terms of this Voting Agreement and agreements or arrangements with the Stockholder’s investment management clients.

3.5 Acknowledgement of the Merger Agreement. The Stockholder hereby acknowledges and agrees that the Stockholder has received a draft of the Merger Agreement presented to such Stockholder as in substantially final form and has reviewed and understood the terms thereof.

ARTICLE IV

COVENANTS OF THE PARTIES

4.1 Further Assurances. From time to time and without additional consideration, the Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Voting Agreement.

4.2 Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives the exercise of any rights of appraisal, rights to dissent or any similar right that it may have with respect to the Merger and the other transactions contemplated by the Merger Agreement in respect of any Shares owned by the Stockholder as of the effective time of the Merger.

4.3 Public Announcements. Neither the Stockholder, its Affiliates, nor any of their respective officers, directors, managers or partners, as applicable, shall issue any press release or otherwise make any public statement with respect to the Merger Agreement, this Voting Agreement, the Merger or any other transactions contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by applicable Law (including, without limitation, Rule 13d-2 under the Securities Exchange Act of 1934, as amended).

4.4 No Solicitation of Acquisition Proposals. Neither the Stockholder nor any of its officers, directors, managers or partners, as applicable, shall, and the Stockholder shall direct and cause his, her or its employees, agents, consultants and representatives not to, directly or indirectly, (a) solicit, initiate or encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (including by way of providing access to non-public information), (b) engage in, continue or otherwise participate in any discussions or negotiations with any Person or group of Persons regarding any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or (c) otherwise cooperate with or assist in, or knowingly facilitate, any effort or attempt to make any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal.

4.5 Additional Purchases. For the avoidance of doubt, the Stockholder acknowledges that any Company Common Stock acquired or purchased by it after the execution of this Voting Agreement shall be subject to the terms of this Voting Agreement to the same extent as if they constituted the Stockholder’s Shares as of the date of this Agreement.

4.6 No Company MNPI. Parent agrees that, from and after public announcement of the Merger, neither Parent, its Affiliates, nor any of their respective officers, directors, managers, partners, employees, representatives or advisors, as applicable, shall provide to the Stockholder, any of its Affiliates, or any of their respective officers, directors, managers, partners, employees, representatives or advisors, any Company MNPI.

ARTICLE V

GENERAL PROVISIONS

5.1 Entire Agreement; Amendments. This Voting Agreement, the Merger Agreement and the other agreements referred to herein and therein constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Voting Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

5.2 No Survival of Representations and Warranties. The representations and warranties made by the Stockholder in this Voting Agreement shall not survive any termination of the Merger Agreement or this Voting Agreement.

5.3 Assignment. Neither party to this Voting Agreement may assign any of its rights or obligations under this Voting Agreement without the prior written consent of the other party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 5.3 shall be null and void.

5.4 Severability. If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Voting Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner.

5.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement are not performed in accordance with its specific terms or it is otherwise breached. The Stockholder agrees that, in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Voting Agreement, Parent shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. The Stockholder further agrees that neither Parent nor any other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.5, and the Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Parent agrees that specific performance or an injunction under this Section 5.5 shall be Parent’s exclusive remedy for any breach of this Voting Agreement, that Parent shall not be entitled to money damages in respect of any breach of this Voting Agreement, and that the Stockholder shall have no other liability under this Voting Agreement.

5.6 Governing Law; Jurisdiction. This Voting Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to any conflicts of laws. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any New York State court, or federal court of the United States of America located in New York County, in the State of New York, and any appellate court therefrom, in connection with any matter based upon or arising out of this Voting Agreement or the transactions contemplated hereby and agrees that process may be served upon him, her or it in any manner authorized by the Laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which he, she or it might otherwise have to such jurisdiction and such process. Each of the parties hereto irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Voting Agreement or the transactions contemplated hereby.

5.7 No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Parent shall not be deemed to have waived any claim available to it arising out of this Voting Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of Parent. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

5.8 Notices. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email, provided that the telecopy or email is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

If to Parent:

Bellisio Foods, Inc.
1201 Harmon Place
Suite #302
Minneapolis, MN 55403
Facsimile: (612) 337-8427
Attention: Joel Conner

with a copy to:

Centre Partners Management LLC
825 Third Avenue, 40th Floor
New York, New York 10022
Facsimile: (212) 758-1830
Attention: Bruce Pollack

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Facsimile: (212) 757-3990
Attention: John M. Scott

Steven J. Williams

If to the Stockholder, to the address or facsimile number set forth on the signature page hereof or, if not set forth thereon, to the address reflected in the stock books of the Company.

5.9 No Third-Party Beneficiaries. This Voting Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by, Parent and the Stockholder and nothing in this Voting Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and the Stockholder) any legal or equitable right, benefit or remedy of any nature whatsoever; provided, that the Company shall be a third party beneficiary of this Voting Agreement and shall be entitled to enforce any power, right, privilege or remedy of Parent hereunder.

5.10 Headings. The heading references herein are for convenience of reference only and do not form part of this Voting Agreement, and no construction or reference shall be derived therefrom.

5.11 Counterparts. This Voting Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of Parent and the Stockholder has executed or has caused this Voting Agreement to be executed by their respective duly authorized officers, him or her, as applicable, as of the date first written above.

BELLISIO FOODS, INC.

By:	/s/ John Stiker
Name: John Stiker
Title: Secretary

STOCKHOLDER

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Name: Lawrence H. Kaplan
Title: Member & General Counsel
Date: May 14, 2013
	Address:	90 Hudson St.
Jersey City, NJ 07302

	Facsimile:	(201) 827-3269

Signature Page – Voting Agreement